FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 12, 2018

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable cellcom israel announces a labor dispute

Netanya, Israel – March 12, 2018 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced today the receipt of a labor dispute announcement by the Histadrut, the union representing the Company's employees. Under the announcement, the Company's employees would be entitled to take organizational steps (including a strike), as of March 26, 2018. The Company rejects the claims made as a basis for the announcement. At this preliminary stage, the company is unable to assess the effects of this announcement.

For additional details see the Company's most recent annual report for the year ended December 31, 2016 on Form 20-F, filed on March 20, 2017, under "Item 3. Key Information – D. Risk Factors – Risks Related to our Business – The unionizing of our employees may impede necessary organizational and personnel changes, result in increased costs or disruption to our operation" and Item 6. Directors, senior management and employees – D. Employees".

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its approximately 2.805 million cellular subscribers (as at September 30, 2017) with a broad range of services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad, text and multimedia messaging, advanced cellular content and data services and other value-added services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides OTT TV services (as of December 2014), internet infrastructure (as of February 2015) and connectivity services and international calling services, as well as landline telephone services in Israel. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL).  For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date:	March 12, 2018	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary